September 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3233

Attention: Pearlyne Paulemon and Jeffrey Gabor

Re:	BTC Development Corp.
Registration Statement on Form S-1
Filed August 19, 2025, as amended
File No. 333-289705

Dear Ms. Paulemon and Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of BTC Development Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern Time on September 29, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Cohen & Company Capital Markets, a division of Cohen & Company Securities, LLC

By:	/s/ Jerry Serowik
Name: Jerry Serowik Title: Senior Managing Director, Head of Cohen & Company Capital Markets